OBAN INDUSTRIES, INC.

2219 20TH Avenue, #B

San Francisco, California

April 29, 2011

VIA EDGAR

Ms. Julie F. Rizzo

Attorney-Advisor

United States Securities Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Oban Industries, Inc.
Form 10-12G/A
Filed April 7, 2011
File No. 000-54203

Dear Ms. Rizzo:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) to Oban Industries, Inc. (the “Company”), dated April 18, 2011, concerning the Form 10-12G/A (“Amendment No. 2”) filed by the Company. The Company has filed Amendment No. 3 to the Company’s Registration Statement on Form 10 (“Amendment No. 3”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below. For convenience of reference, the number beside each of the following comments corresponds to the paragraph number indicated in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

Business, page 1

Introduction, page 1

1.	Please revise to disclose here the amount of cash you have in your treasury as of the most recent applicable date and the month you will run out of money assuming there are no changes in present trends. Please also revise to disclose here the amount of your losses as of your most recent audit period.

RESPONSE:

The Company has revised the above-referenced section to disclose the amount of cash that it has in its treasury as of January 31, 2011 and the month in which it will run out of money assuming there is no change in present trends. The Company also discloses in the above-referenced section the amount of losses as of the most recent audit period.

Risk Factors, page 4

Risks Related to Our Business, page 4

Current Economic Conditions may preclude us, page 4

2.	We note our response to our prior comment ten. Please revise this risk factor to include a discussion of how current economic conditions may preclude you from entering into a merger or acquisition and obtaining funding.

RESPONSE:

The Company has revised the above-referenced risk factor to include the discussion of how current economic conditions may preclude us from entering into a merger or acquisition and obtaining funding.

There are relatively low barriers to becoming a blank check company or shell company, page 5

3.	We note your response to our prior comment two and reissue in part. Please revise to clarify that the registration statement will not be deemed effective and a registrant filing such a Form 10 does not seek effectiveness of the Form 10.

RESPONSE:

The Company has revised the above-referenced risk factor to clarify that the registration statement on Form 10 is automatically effective 60 days after filing with the SEC without a registrant’s effort to seek effectiveness or the SEC’s approval of the Form 10.

Risks Related to Our Stockholders and Shares of Common Stock, page 8

4.	We note your response to our prior comment 15. Please advise as to the basis for your statement that the SEC has developed internal guidelines for PIPE transactions. Alternatively, please revise your disclosure to clarify that this is your belief. Additionally, please revise your disclosure to clarify that there is no guarantee the SEC will take any of the actions set forth in the last two paragraphs of this risk factor as these statements are solely your belief.

RESPONSE:

The Company has revised the above-referenced risk factor to clarify that that the statements was solely based on the management’s belief and there is no guarantee that the SEC will take any of the actions discussed in the risk factor.

5.	We note your response to our prior comment 16 and reissue in part. Please revise this risk factor to clarify that there is no guarantee that you will be eligible to trade on another over-the-counter quotation system after completing a business combination.

RESPONSE:

The Company has revised the above-referenced risk factor to clarify that there is no guarantee that it will be eligible to trade on another over-the-counter quotation system after completing a business combination.

Our stockholder may engage in a transaction, page 10

6.	Please revise your disclosure to clarify who is meant by “it” at the end of the first sentence of this risk factor.

RESPONSE:

The Company has revised its disclosure to clarify that its stockholder may effect a transaction to cause the Company to repurchase shares of Common Stock held by the current stockholder.

Financial Information, page 10

Management Discussion and Analysis of Financial Condition and Results of Operation, page 10

7.	We note your response to our prior comment 17. As it appears you have $5,000 in cash as of January 31, 2011. Please advise to how you will not run out of funds until March 2012 given that you anticipate 8,000 in expenses just to meet your Exchange Act reporting requirements for the next twelve months. In this regard, we also note your disclosure in the second sentence of the first full paragraph of the Liquidity and Capital Resources section.

RESPONSE:

The Company has revised the third full paragraph in the “Management Discussion and Analysis of Financial Condition and Results of Operation” Section to disclose that if it were not able to obtain additional funding, the amount of cash in its treasury would run out in or about January 2012.

Directors and Executive Officers, page 13

Involvement in Certain Legal Proceedings, page 13

8.	While we note your response to our prior comment 22, it appears that you have included some, but not all, of the items listed in Item 401(f) of Regulation S-K. Please advise.

RESPONSE:

The Company has revised this section to provide information required to be disclosed pursuant to Item 401(f) of Regulation S-K.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. I look forward to hearing from you. Direct questions or questions for clarification of matters contained in this letter may be addressed to the undersigned or to David K. Cheng, Esq. of Nixon Peabody LLP at (415) 984-8200 or by fax at (415) 984-8300.

Sincerely,

Oban Industries, Inc.

By:	/s/ Roger Ng
Roger Ng
President

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